FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Notice of AGM

Notice of Annual General Meeting 2021 and Shareholders’ Circular

Letter from the Chairman

This document is important and requires your immediate attention

If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares, you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Dear Shareholder

This letter is sent on behalf of the Board of Directors (the Board) of AstraZeneca PLC (the Company).

The Company’s 2021 Annual General Meeting (the AGM) will be a closed meeting due to UK Government COVID-19 restrictions relating to indoor gatherings and will be preceded by an online shareholder engagement event.

Pre-AGM shareholder engagement event

The Board values the support and engagement of all shareholders. On Friday 30 April 2021 at 2.00pm (BST), the Company will live-broadcast online a presentation from certain members of the Board and invite shareholders to participate in a live Q&A session should they wish to do so. This can be done by accessing the event website, https://web.lumiagm.com.

More details about how to access the shareholder engagement event, and how to ask questions can be found from page 12 of this Notice.

This year’s formal AGM will be held at a later date, following this shareholder engagement event, as set out below.

Closed AGM arrangements

The Board continues to monitor the evolving COVID-19 situation and the safety and security of our workforce and our shareholders remains paramount.

The 2021 Annual General Meeting of the Company will be held on Tuesday 11 May 2021 at 11.00am (BST) at Academy House, 136 Hills Road, Cambridge CB2 8PA. In line with UK Government restrictions relating to public gatherings as at the date of this Notice, the AGM will be a closed meeting and it will not be possible for shareholders to attend. The AGM will function as a procedural meeting and only formal business will be conducted by a sufficient number of shareholders to constitute a quorum to ensure the AGM is validly held. Other shareholders, corporate representatives and persons usually entitled to attend the AGM will not be permitted to attend the meeting. Shareholders are strongly encouraged to vote in advance of the meeting by appointing the Chairman of the AGM as their proxy. This means that the Chairman of the AGM will be able to vote on their behalf, and in accordance with their instructions, at the AGM. Further details can be found on page 10 of this Notice.

Please check the Company’s website, www.astrazeneca.com in advance of the meeting in case there are any updates to the AGM arrangements.

The business to be conducted at the AGM is summarised below.

Items 1–2: Accounts and Dividend

The purpose of these resolutions, which are proposed as ordinary resolutions, is:

>	To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2020. These can be found in the Annual Report and Form 20-F Information 2020 (Annual Report), which is available on our website, www.astrazeneca.com, or by request from the Company.

>	To confirm the first interim dividend of US$0.90 (69.6 pence, SEK 7.87) per ordinary share and to confirm, as the final dividend for 2020, the second interim dividend of US$1.90 (137.4 pence, SEK 15.76) per ordinary share.

Items 3–4: Reappointment of Auditor and Authority to agree the remuneration of the Auditor

The purpose of these resolutions, which are proposed as ordinary resolutions, is:

>	To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the conclusion of the next general meeting of the Company at which accounts are laid.

>	To authorise the Directors to agree the remuneration of the Auditor.

Item 5: Election and re-election of Directors

At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election by ordinary resolution are set out in the Notice of AGM and Shareholders’ Circular.

Euan Ashley and Diana Layfield joined the Board as Non-Executive Directors of the Company with effect from 1 October 2020 and 1 November 2020 respectively and will both stand for election by shareholders for the first time at the AGM.

Geneviève Berger and Graham Chipchase intend to retire from the Board at the conclusion of the AGM. By then, each will have served as a Non-Executive Director for nine years. On behalf of the Board, I would like to thank them for their service to AstraZeneca and valuable contributions to the Board’s work. We will miss their input and collegiality, although they each have very able successors for two of their key roles. Nazneen Rahman has taken over responsibility from Geneviève for overseeing sustainability matters on behalf of the Board and Philip Broadley has succeeded Graham as the senior independent Non-Executive Director.

I will also have served as a Director for nine years by the AGM. Typically, non-executive directors would step down after that period in line with UK corporate governance best practice. However, your Board believes it would be in the best interests of shareholders for me to continue to serve as Chairman, to lead the Board’s oversight of completion of the proposed acquisition of Alexion Pharmaceuticals Inc. (the Alexion Transaction), and has asked me to seek re-election at the AGM. I am honoured and happy to accept the Board’s request. I will be writing to you separately ahead of the shareholders’ general meeting at which your approval to go ahead with the Alexion Transaction will be sought.

1    Notice of Annual General Meeting 2021 and Shareholders’ Circular

The Board has considered the independence of the Non-Executive Directors who served during 2020 and all those standing for election or re-election at the AGM under the 2018 UK Corporate Governance Code (the Code). As Chairman, I met the independence criteria prescribed in the Code upon my appointment. The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive Directors presenting themselves for election or re-election are independent in character and judgement and there are no relationships or circumstances likely to affect their character or judgement. During 2020, the Board also completed an externally-facilitated evaluation of its performance and that of its Committees and individual Directors. The Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company.

Items 6–7: Directors’ Remuneration Report and Directors’ Remuneration Policy

The purpose of Resolution 6, which is proposed as an ordinary resolution, is to receive and approve the annual statement of the Chairman of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2020 (the 2020 Remuneration Report).

The Statement and the 2020 Remuneration Report can be found on pages 131 to 155 of the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company.

The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the 2020 Remuneration Report. The 2020 Remuneration Report gives details of the remuneration paid to the Directors during the year ended 31 December 2020. The vote on the Statement and the 2020 Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 6 is not passed.

The purpose of Resolution 7, which is proposed as an ordinary resolution, is to invite shareholders to approve the Directors’ Remuneration Policy (the Policy). The vote on the Policy is a binding vote. If Resolution 7 is passed, the Policy shall take effect from the date of the AGM (the Effective Date), meaning that from the Effective Date the Company may not make a remuneration payment or a payment for loss of office to a person who is, is to be, or has been a Director of the Company unless the payment is consistent with the Policy, or has been otherwise approved by shareholder resolution. If the Policy is not approved for any reason, the Company will, if and to the extent permitted by the Companies Act 2006, continue to make payments to Directors in accordance with the existing Policy and will seek shareholder approval for a further revised Policy as soon as is practicable.

If approved by shareholders, the Policy will be subject to a binding shareholder vote by ordinary resolution in a further three years, except in the event that a change to the Policy is proposed or the advisory vote on the Statement and the Annual Report on Remuneration is not passed in any year subsequent to the approval of the Policy.

The substantive differences between the Policy approved by shareholders at the 2020 Annual General Meeting and the proposed Policy are:

>	reducing the current CEO and CFO pension contributions from £257,706 and £183,670 respectively to 11% of base salary, to be in line with pension contributions of the UK workforce; and

>	increasing the maximum opportunity under the Performance Share Plan from 550% to 650% of base salary.

The Policy is set out on pages 156 to 167 of the Annual Report and the Remuneration Committee’s considerations when developing the Policy, including details of engagement with major shareholders, are described within the Statement.

Both the Remuneration Committee and the Board are satisfied that our remuneration practices are aligned to the delivery of the Company’s strategy and promote long-term sustainable value creation for shareholders.

Item 8: Political donations

The purpose of Resolution 8, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act).

The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 8, will be disclosed in next year’s Annual Report.

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA   2

Letter from the Chairman continued

Item 9: Allotment of new shares

The purpose of Resolution 9, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for shares, or convert any security into shares, if authorised to do so by shareholders.

As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the Annual General Meeting in 2022 or the close of business on 30 July 2022, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to seek renewal of this authority annually.

Paragraph (a)(i)(A) of Resolution 9 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$109,383,496. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 15 March 2021 (being the last practicable date prior to publication of this Notice of AGM).

Paragraph (a)(i)(B) of Resolution 9 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$218,766,993 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 15 March 2021.

At 15 March 2021, no shares in the Company were held as treasury shares.

For information, during 2020, the Directors used equivalent authorities, given to them by shareholders at previous Annual General Meetings, for the purposes of fulfilling the Company’s obligations under its various share plans.

The Directors also intend to use the equivalent authorities granted in 2020 for the purposes of fulfilling the Company’s obligations under its agreement with Alexion, subject to the Alexion Transaction being approved by shareholders at a separate general meeting. A shareholder circular, together with notice of the shareholder meeting to approve the Alexion Transaction, will be distributed to shareholders in due course.

The number of new shares allotted during 2020 and the percentage of the Company’s share capital they represented at 31 December 2020 are shown in the following table.

Share allotments during 2020

		% of
	Ordinary	issued share
	shares allotted	capital at
	during 2020	31 Dec 2020
AstraZeneca Savings-Related Share Option Plan[1]	449,696	0.03%
AstraZeneca All-Employee Share Plan[2]	81,052	0.01%
Total number of shares allotted in 2020[3]	530,748	0.04%

[1]	HM Revenue & Customs-approved UK Save As You Earn Scheme.
[2]	HM Revenue & Customs-approved UK Share Incentive Plan.
[3]	Shares authorised to be allotted during 2020 but are not yet issued, pursuant to the Alexion Transaction, are not included.

Items 10–11: Pre-emption rights

The purpose of Resolutions 10 and 11, which are proposed as special resolutions, is to grant authority to the Directors (subject to the passing of Resolution 9) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561(1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro rata to their holdings.

This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolutions 10 and 11 ask shareholders to grant this limited waiver.

Apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in Resolution 10 will be limited to the issue of shares for cash up to an aggregate nominal value of US$16,409,165 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 5% of the total ordinary share capital of the Company in issue at 15 March 2021 (being the last practicable date prior to publication of this Notice of AGM).

Resolution 11 asks shareholders to grant authority to the Directors, in addition to that under Resolution 10, to issue shares for cash up to an aggregate nominal value of US$16,409,165 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents an additional 5% (approximately) of the total ordinary share capital of the Company in issue at 15 March 2021 (being the last practicable date prior to publication of this Notice of AGM). The additional authority granted under Resolution 11 may be used only for an allotment of shares for cash for the purposes of financing (or refinancing, if the waiver is used within six months of the original transaction) a transaction that the Directors determine to be an acquisition or capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group. In accordance with the Pre-Emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three-year period (save as permitted in connection with an acquisition or specified capital investment as described above). These authorities will expire at the conclusion of the Annual General Meeting in 2022 or the close of business on 30 July 2022, whichever is earlier.

The Directors have no present intention of exercising these authorities but are requesting the authorities in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business.

Item 12: Purchase of own shares by the Company

The purpose of Resolution 12, which is proposed as a special resolution, is to renew the authority granted at last year’s Annual General Meeting which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 131,273,323 (representing less than 10% of the issued share capital of the Company at 15 March 2021) and sets minimum and maximum prices.

No shares were repurchased during 2020 and the Board has no intention of repurchasing shares in 2021. The authority sought under Resolution 12 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled.

3    Notice of Annual General Meeting 2021 and Shareholders’ Circular

The authority being sought under Resolution 12 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the closed periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made.

At 15 March 2021, the total number of shares under option that were outstanding under all of the Company’s share option plans was 1,215,138 representing 0.09% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.12% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought).

This authority will only be valid until the conclusion of the Annual General Meeting in 2022 or the close of business on 30 July 2022, whichever is earlier.

Item 13: Notice period for general meetings

The purpose of Resolution 13, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an Annual General Meeting) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice.

Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an Annual General Meeting or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 13 seeks such approval. The flexibility offered by Resolution 13 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole.

The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed.

Item 14: Amendments to the AstraZeneca Performance Share Plan 2020

The purpose of Resolution 14, which is proposed as an ordinary resolution, is to approve amendments to the AstraZeneca Performance Share Plan 2020 (“PSP”) which was approved by shareholders at the 2020 Annual General Meeting. The principal changes and those that are likely to be of most interest to shareholders are summarised below. A copy of the PSP that reflects all of the proposed amendments is available for inspection, as noted on page 11 of this Notice.

The purpose of the amendments is:

>	The maximum number of the Company’s shares which may be put under an Award in respect of any employee will be increased from such number as has a total market value equal to 550% of that employee’s basic salary to such number as has a total market value equal to 650% of that employee’s basic salary or, in the case of an Executive Director, such limit as is set out in the shareholder approved Remuneration Policy from time to time, as further set out in the revised Remuneration Policy on pages 156 to 167 of the Annual Report and in the notes to Items 6-7 in this Notice;

>	In respect of subsisting awards under the PSP which are subject to a two-year holding period, to permit dividend equivalent payments that accrue over the vesting period of such awards to be notionally reinvested in the Company’s shares following the end of such vesting period, with dividend equivalent payments then accruing over the holding period in respect of the number of shares originally subject to the award aggregated with such dividend equivalent shares; and

>	In respect of awards made following the date on which Resolution 14 is passed, to provide that, where a dividend is paid or payable by the Company in respect of dividend record dates between the date of grant of such awards and the date of vesting of such awards, the number of shares which are subject to such awards is notionally increased as if the dividend payable in respect of the number of shares subject to each such award were reinvested in additional shares in the Company at the time of such dividends (i.e. on a cumulative reinvestment basis). The Remuneration Committee will retain discretion to determine that dividend equivalents should be paid on a different basis.

>	These changes require shareholder approval. The Remuneration Committee’s rationale for increasing the maximum opportunity for a PSP award is set out in detail in the Directors’ Remuneration Report on page 133 of the Annual Report.

The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions.

All resolutions will be put to a poll vote. This means that the votes of all shareholders who submit a Proxy Form, are counted.

If you received a Proxy Form or Voting Form, you are requested to complete and return your form as soon as possible. If you have registered to appoint a proxy electronically, and have thus not received a Proxy Form, you should follow the instructions in the email you received notifying you of the availability of the Shareholders’ Circular.

Shareholders are strongly encouraged to vote in advance of the meeting by appointing the Chairman of the AGM as their proxy. This means that the Chairman of the AGM will be able to vote on their behalf, and in accordance with their instructions, at the AGM. Further details can be found on page 10 of this Notice.

Yours faithfully,

Leif Johansson
Chairman
30 March 2021

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA   4

Notice of Annual General Meeting 2021 and Shareholders’ Circular

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held as a closed meeting on Tuesday 11 May 2021 at 11.00am (BST), for the purpose of considering and, if thought fit, passing the resolutions set out below. Resolutions 10 to 13 inclusive are proposed as special resolutions. All other resolutions are proposed as ordinary resolutions.

Ordinary resolutions

1.	To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2020.

2.	To confirm the first interim dividend of US$0.90 (69.6 pence, SEK 7.87) per ordinary share and to confirm, as the final dividend for 2020, the second interim dividend of US$1.90 (137.4 pence, SEK 15.76) per ordinary share.

3.	To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the end of the next meeting at which accounts are laid before the Company.

4.	To authorise the Directors to agree the remuneration of the Auditor.

5.	To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions:

A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM and may present themselves for re-election.

(a) Leif Johansson (69)

Non-Executive Chairman of the Board (April 2012*)

Committee membership: Chairman of the Nomination and Governance Committee and member of the Remuneration Committee.

Skills and experience: From 1997 to 2011, Leif was Chief Executive Officer of AB Volvo. Prior to that, he served at AB Electrolux, latterly as Chief Executive Officer from 1994 to 1997. He was a Non-Executive Director of BMS from 1998 to September 2011, serving on the Board’s Audit Committee, and Compensation and Management Development Committee. Leif was Chairman of global telecommunications company, LM Ericsson, from 2011 to 2018. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg.

Other appointments: Leif holds board positions at Autoliv, Inc. and Ecolean AB. He has been a member of the Royal Swedish Academy of Engineering Sciences since 1994 (Chairman 2012 to 2017). Leif is also a member of the European Round Table of Industrialists (Chairman 2009 to 2014) and a Member of the Council of Advisors, Boao Forum for Asia.

(b) Pascal Soriot (61)

Executive Director and CEO (October 2012*)

Skills and experience: Pascal brings a passion for science and medicine as well as significant experience in established and emerging markets, strength of strategic thinking, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as Chief Operating Officer of Roche’s pharmaceuticals division from 2010 to September 2012 and, prior to that, Chief Executive Officer of Genentech, a biologics business, where he led its successful merger with Roche. Pascal joined the pharmaceutical industry in 1986 and has worked in senior management roles in numerous major companies around the world. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris.

(c) Marc Dunoyer (68)

Executive Director and CFO (November 2013*)

Skills and experience: Marc’s career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel and GSK, has given him extensive industry experience, including finance and accounting; corporate strategy and planning; research and development; sales and marketing; business reorganisation; and business development. Marc is a qualified accountant and joined AstraZeneca in 2013, serving as Executive Vice-President, Global Product and Portfolio Strategy (GPPS) from June to October 2013. Prior to that, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. He holds an MBA from HEC, Paris, and a Bachelor of Law degree from Paris University.

Other appointments: Marc is a Director of Orchard Therapeutics Plc.

(d) Philip Broadley (60)

Senior Independent Non-Executive Director (April 2017*)

Committee membership: Chairman of the Audit Committee and member of the Remuneration Committee and of the Nomination and Governance Committee.

Skills and experience: Philip has significant financial and international business experience, having previously been Group Finance Director of Prudential plc for eight years and Old Mutual plc for six years. He started his career at Arthur Andersen where he was a partner for seven years. He is a past Chairman of the 100 Group of Finance Directors in the UK. Philip was also previously a board member and Chairman of the Audit Committee of Stallergenes Greer plc. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Philip graduated in Philosophy, Politics and Economics from St Edmund Hall, Oxford, where he is now a St Edmund Fellow and holds an MSc in Behavioural Science from the London School of Economics. Until March 2019, Philip was a member of the Oxford University Audit Committee.

Other appointments: Philip is a Non-Executive Director of Legal & General Group plc, where he chairs the Audit Committee. He is Treasurer of the London Library and Chairman of the Board of Governors of Eastbourne College.

* Date of first appointment or election to the Board.

5   Notice of Annual General Meeting 2021 and Shareholders’ Circular

(e) Euan Ashley (49)

Non-Executive Director (October 2020*)

Committee membership: Member of the Science Committee.

Skills and experience: Euan studied physiology and medicine at Glasgow University, completing his junior doctor training at Oxford University Hospitals NHS Trust, before undertaking a DPhil in cardiovascular cellular biology and molecular genetics at the University of Oxford. In 2002, Euan moved to Stanford University in California to train in cardiology and advanced heart failure. At Stanford University, Euan’s research focuses on genetic mechanisms of cardiovascular health and disease. In addition to wet bench science, his laboratory leverages artificial intelligence and digital health tools, working with biotechnology and technology partners in Silicon Valley, to advance both translational and clinical research. Euan has received many awards including recognition from the Obama White House for contributions to personalised medicine and the American Heart Association’s Medal of Honor for precision medicine.

Other appointments: Euan is Associate Dean, Professor of Biomedical Data Science and Professor of Cardiovascular Medicine and Genetics at Stanford University in California.

(f) Michel Demaré (64)

Non-Executive Director (September 2019*)

Committee membership: Chairman of the Remuneration Committee and member of the Audit Committee and the Nomination and Governance Committee

Skills and experience: Michel was previously Vice-Chairman of UBS Group AG (2010 to 2019), Chairman of Syngenta and the Syngenta Foundation for Sustainable Agriculture (2013 to 2017) and Chairman of SwissHoldings (2013 to 2015). Between 2005 and 2013, Michel was CFO of ABB Ltd and also acting interim CEO during 2008. He joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to that, he spent 18 years at The Dow Chemical Company, in several international finance functions, including the CFO of Dow’s Global Polyolefins and Elastomers division between 1997 and 2002. He began his career as a banking officer at Continental Illinois’ Belgian subsidiary. Michel graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other appointments: Michel is a Non-Executive Director of Vodafone Group Plc, Chairman of IMD Business School in Lausanne, Deputy Chairman of Louis Dreyfus Company Holdings BV and Chairman of Nomoko AG.

(g) Deborah DiSanzo (61)

Non-Executive Director (December 2017*)

Committee membership: Member of the Audit Committee.

Skills and experience: Deborah is president of Best Buy Health for Best Buy Co. Inc., where she is responsible for the company’s health strategy, with a particular focus on bringing health technology into the home. Her oversight of Best Buy Health includes GreatCall, a leading provider of connected health and personal emergency response services to the aging population, which Best Buy acquired in 2018. She also leads the incubation, strategy and corporate development teams focused on scaling health initiatives at Best Buy. Most recently, Deborah served as an instructor at the Harvard T.H. Chan School of Public Health. Prior to that Deborah was General Manager for IBM Watson Health, the business unit founded to advance AI in health, and also previously the CEO of Philips Healthcare. She has also held various management roles at Agilent and Hewlett-Packard. Deborah has a distinguished career working at the intersection of healthcare and technology, and is a recognised thought leader in artificial intelligence and big data. Deborah holds a bachelor’s degree from Merrimack College and an MBA from Babson College.

Other appointments: Deborah is president of Best Buy Health for Best Buy Co. Inc, continues to teach at the Harvard T.H. Chan School of Public Health and is a Director of Novanta, Inc. She also serves on the board of Project Hope, a global health and humanitarian relief organisation.

(h) Diana Layfield (50)

Non-Executive Director (November 2020*)

Skills and experience: Diana has broad global business experience which began in the pharmaceutical and biotech sector. She has held senior leadership roles in the technology sector and international banking, including senior positions at Standard Chartered Bank, as the CEO of a start-up technology company, and in Healthcare and Life Sciences at McKinsey & Co..

Until December 2020, Diana was a Non-Executive Director and a member of the Audit, Ethics and Corporate Responsibility, and Nomination Committees of Aggreko plc.

Diana has a BA from Oxford University and an MA in Public Administration and International Economics from Harvard University.

Other appointments: Diana is President, EMEA Partnerships at Google, driving technology transformation and is also Vice-President, ‘Next Billion Users’ & Product Management, leading the development of products and services for future Google users, and is also a Council Member of the London School of Hygiene & Tropical Medicine.

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA   6

Notice of Annual General Meeting 2021 and Shareholders’ Circular continued

(i) Sheri McCoy (62)

Non-Executive Director (October 2017*)

Committee membership: Member of the Audit Committee and the Remuneration Committee.

Skills and experience: Until February 2018, Sheri was Chief Executive Officer and a Director of Avon Products, Inc. Prior to joining them in 2012, she had a distinguished 30-year career at Johnson & Johnson, latterly serving as Vice Chairman of the Executive Committee, responsible for the Pharmaceuticals and Consumer business segments. Sheri joined Johnson & Johnson as an R&D scientist and subsequently managed businesses in every major product sector, holding positions including Worldwide Chairman, Surgical Care Group and Division President, Consumer. She holds a Bachelor of Science degree in textile chemistry from the University of Massachusetts Dartmouth, a Master’s degree in chemical engineering from Princeton University and an MBA from Rutgers University, both in New Jersey, US.

Other appointments: Sheri serves on the boards of Stryker, Kimberly-Clark, and Novocure. She is also an industrial adviser for EQT, in connection with which she chairs Certara and Aldevron, and serves on the board of Galderma. Sheri is a trustee for Stonehill College, Easton, Massachusetts.

(j) Tony Mok (60)

Non-Executive Director (January 2019*)

Committee membership: Member of the Science Committee.

Skills and experience: Tony is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong. His work includes multiple aspects of lung cancer research, with his main focus on biomarker and molecular targeted therapy in lung cancer. He has led and co-led multiple international Phase III trials, including as the principal investigator and first author on the landmark Iressa Pan-Asia Study, which confirmed the application of precision medicine for advanced lung cancer. He has also contributed to the development of clinical research infrastructure in China and Asia. Tony is the Past President of the International Association for the Study of Lung Cancer, and currently on the Board of Directors of the American Society of Clinical Oncology. His work has been recognised by numerous awards including the ESMO Lifetime Achievement Award in 2018 and Giant of Cancer Care in 2020.

Other appointments: Tony is a Non-Executive Director of Hutchison China MediTech Limited and a co-founder and the Chairman of Sanomics Limited.

(k) Nazneen Rahman (53)

Non-Executive Director (June 2017*)

Committee membership: Chairman of the Science Committee and member of the Nomination and Governance Committee and oversees sustainability matters on behalf of the Board.

Skills and experience: Nazneen has significant scientific, medical and data analysis experience. Her research has a strong focus on cancer predisposition genes, in which she is an internationally recognised expert. She was Head of the Division of Genetics and Epidemiology at the Institute of Cancer Research (ICR), London, and Head of Cancer Genetics at the Royal Marsden NHS Foundation Trust for 10 years to 2018. Nazneen was also the founder and Director of the TGLclinical Genetic Testing Laboratory, which used sequencing innovations to deliver fast, affordable, cancer gene testing to the NHS. She is now focused on making healthcare more environmentally and economically sustainable. Nazneen qualified in medicine from Oxford University in 1991, gained her Certificate of Completion of Specialist Training in medical genetics in 2001 and completed a PhD in molecular genetics in 1999. She has a strong commitment to open science and science communication and has garnered numerous awards, including a CBE in recognition of her contribution to medical sciences.

Other appointments: Nazneen is the founder of sustainable healthcare company, YewMaker.

(l) Marcus Wallenberg (64)

Non-Executive Director (April 1999*)

Committee membership: Member of the Science Committee.

Skills and experience: Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999.

Other appointments: Marcus is Chairman of Skandinaviska Enskilda Banken AB, Saab AB and FAM AB. He is a member of the boards of Investor AB and the Knut and Alice Wallenberg Foundation.

7   Notice of Annual General Meeting 2021 and Shareholders’ Circular

6.	To approve the annual statement of the Chairman of the Remuneration Committee (a) the Directors be generally and and the Annual Report on Remuneration for the year ended 31 December 2020, as set out on pages 131 to 155 of the Annual Report, in accordance with section 439 of the Companies Act 2006.

7.	To approve the Directors’ Remuneration Policy, as set out on pages 156 to 167 of the Annual Report in accordance with section 439A of the Companies Act 2006, to take effect from 11 May 2021.

8.	That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be generally authorised to:

(a)	make donations to political parties and/or independent election candidates;

(b)	make donations to political organisations other than political parties; and

(c)	incur political expenditure during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that in each case the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed in aggregate US$250,000. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.

9.	That:

(a)	the Directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to:

(i)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate nominal amount of US$109,383,496; and

(B)	comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$218,766,993 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue:

(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities;

and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 30 July 2022); and

(ii)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c) below, all existing authorities given to the Directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and

(c) paragraph (b) above shall be without prejudice to the continuing authority of the Directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

Special resolutions

10.	That subject to the passing of Resolution 9, as set out in the Notice of AGM of the Company convened for 11 May 2021, and in place of all existing powers, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 9 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment.

This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 30 July 2022), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b)	shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 9(a)(i)(B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA    8

Notice of Annual General Meeting 2021 and Shareholders’ Circular continued

(c)	in the case of the authority granted under Resolution 9(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$16,409,165.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 9 in the Notice of AGM’ were omitted.

11.	That subject to the passing of Resolution 9, as set out in the Notice of AGM of the Company convened for 11 May 2021, and in addition to any power given to them pursuant to Resolution 10 in the Notice of AGM, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 9 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 30 July 2022), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b)	in the case of the authority granted under Resolution 9(a)(i)(A) shall be limited to the allotment of equity securities for cash up to an aggregate nominal amount of US$16,409,165 and provided that the allotment is for the purposes of financing (or refinancing, if the power is used within six months of the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of the Notice of AGM.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 9 in the Notice of AGM’ were omitted.

12.	That the Company be unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that:

(a)	the maximum number of ordinary shares which may be purchased is 131,273,323;

(b)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and

(c)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of:

(i)	an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(ii)	an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange trading service SETS.

This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2022 or, if earlier, at the close of business on 30 July 2022 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

13.	That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

Ordinary resolution

14.	To approve the amendments to the rules of the AstraZeneca Performance Share Plan 2020 as described in Item 14 in the Letter from the Chairman and as set out in Appendix 1 to this Notice of Annual General Meeting and Shareholders’ Circular.

By order of the Board:

A C N Kemp Company Secretary

AstraZeneca PLC

Registered in England No. 2723534

Registered Office: 1 Francis Crick Avenue,

Cambridge Biomedical Campus, Cambridge

CB2 0AA

30 March 2021

9   Notice of Annual General Meeting 2021 and Shareholders’ Circular

General Notes

Entitlement to attend and vote

As shareholders will not be allowed to attend the AGM this year, shareholders are strongly encouraged to appoint the Chairman of the AGM as their proxy, to ensure their votes are counted.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.30pm (BST) on 7 May 2021 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.30pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.30pm (BST) on 7 May 2021, or if this meeting is adjourned, in the register of members after 6.30pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM.

Entitlement to appoint proxies

A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by:

>	going to the Shareview website, www.shareview.co.uk;

>	if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted; or

>	completing and returning the form(s) of Proxy accompanying this Notice.

You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated.

Deadline for receipt of Proxy Form

To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 11.00am (BST) 7 May 2021, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting.

Appointment of proxies through Sharevote and Shareview websites

Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form or Voting Instruction Card). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk by using their usual user ID and password. Once logged in, simply click ‘view’ on the ‘My Investments’ page, click on the link to vote and then follow the on screen instructions. Full details and instructions on these electronic proxy facilities are given on the respective websites.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Holders of ordinary shares in the AstraZeneca Nominee Service

Holders of ordinary shares in the AstraZeneca Nominee Service who wish to vote must submit voting instructions ahead of the AGM and sign and return the Voting Form, in accordance with the instructions included on the Voting Form.

Alternatively, holders may submit instructions electronically via the Sharevote website, www.sharevote.co.uk, or, for holders that have registered with Equiniti Registrars’ online portfolio service, via the Shareview website, www.shareview.co.uk. Full details and instructions are given on each of the websites. The deadline for the receipt of the Voting Form and electronic voting instructions is 11.00am (BST) on 6 May 2021, or if this meeting is adjourned, 72 business hours prior to any adjourned meeting.

Appointment of corporate representatives

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that if two or more representatives purport to vote in respect of the same shares:

>	If they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

>	In other cases, the power is treated as not exercised.

Given that attendance at the AGM is prohibited, corporations should consider appointing the Chairman of the AGM as proxy to ensure their votes can be cast in accordance with their wishes.

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA    10

Notice of Annual General Meeting 2021
and Shareholders’ Circular continued

Nominated Persons

Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

Poll voting

All resolutions will be put to a poll vote. This means that the votes of all shareholders who submit a Proxy Form in advance of the meeting, are counted.

Members’ requests under section 527 of the Companies Act 2006

Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last Annual General Meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

Members’ rights to ask questions

The AGM will be a closed meeting and no shareholders are permitted to attend. Shareholders are invited to attend an engagement event on 30 April 2021 where they can ask questions. More information can be found on page 12 of this Notice.

Documents available for inspection

The following may be inspected on the shareholder engagement event website on 30 April 2021 https://web.lumiagm.com, and during business hours at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate London EC2P 2SR until the conclusion of the AGM subject to health and safety requirements and any limits on gatherings, social distancing or other measures imposed or recommended by the UK Government:

(1)	a statement of the interests and transactions of Directors and their connected persons in the share capital of the Company and any of its subsidiaries;

(2)	the Annual Report and Form 20-F Information 2020;

(3)	a copy of the Company’s Articles of Association; and

(4)	a copy of the rules of the AstraZeneca Performance Share Plan 2020, including amendments proposed for approval under Resolution 14.

Total voting rights

At 15 March 2021 (being the last practicable date prior to the publication of this Notice of AGM), the Company’s issued share capital consisted of 1,312,733,236 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 15 March 2021 were 1,312,733,236.

Voting results

The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com as soon as reasonably practicable following the conclusion of the AGM.

Updated information

Updates to certain items of information in the Company’s Annual Report and Form 20-F Information 2020 are provided below to provide more up to date figures following the publication of the Annual Report:

>	On 15 March 2021, the proportion of ordinary shares represented by American Depositary Receipts (ADRs) was 13.7% of the ordinary share capital of the Company in issue on that date.

>	On 15 March 2021, the number of registered holders of ordinary shares was 46,748 (of which 640 were in the US) and the number of record holders of ADRs on the same date was 1,730 (of which 1,707 were in the US).

>	On 15 March 2021, there were options outstanding to subscribe over 1,215,138 ordinary shares of the Company, with subscription prices in the range of 3307-6839 pence (weighted average subscription price 5408 pence) and normal expiry dates from 2020 – 2026.

11   Notice of Annual General Meeting 2021 and Shareholders’ Circular

AstraZeneca PLC Shareholder Engagement Event 30 April 2021

The Board values the support and engagement of all shareholders. On 30 April 2021 at 2.00pm (BST), the Company will live-broadcast online a presentation from the Board and invite shareholders to participate in a live Q&A session should they wish to do so.

Accessing the event website

The shareholder engagement event can be accessed online using most well-known internet browsers such as Internet Explorer (not compatible with versions 10 and below), Edge, Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the event, please go to https://web.lumiagm.com on the day.

Logging in

On accessing the website, you will be asked to enter a Meeting ID which is 145-523-877. You will then be prompted to enter your unique SRN and PIN. These details can be found on your Proxy Form. Access to the meeting via the website will be available from 1.00pm (BST) on 30 April 2021.

Broadcast

The event will be broadcast with presentation slides. Once logged in, you will be able to listen to the event on your device, as well as being able to see the slides of the event. The slides will progress automatically as the event progresses.

Questions

Shareholders are able to ask questions from 1.00pm (BST) on 30 April 2021, up to the close of the event, via the website by typing and submitting their question in writing. Select the messaging icon from within the navigation bar and type your question at the bottom of the screen; once finished, press the ‘send’ icon to the right of the message box to submit your question. We encourage shareholders to log on early and submit their written questions in advance. During the event, shareholders will also be able to ask questions by telephone. The telephone number to call will be advertised on the shareholder engagement event website.

Requirements

An active internet connection is required at all times in order to view the live presentation, submit questions and listen to the broadcast.

Recording

The shareholder engagement event will be recorded and made available for viewing on www.astrazeneca.com.

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	12

User guide to joining the AstraZeneca PLC
Shareholder Engagement Event 30 April 2021

Meeting ID: 145-523-877

To login you must have your SRN and PIN

Open the Lumi AGM website and you will be prompted to enter the Meeting ID which is 145-523-877. If a shareholder attempts to login to the website before the meeting is live*, a pop-up dialogue box will appear.	After entering the Meeting ID, you will be prompted to enter your unique SRN and PIN. These details can be found printed on your form of proxy.	When successfully authenticated, you will be taken to the Home Screen.

* 1.00pm (BST) on 30 April 2021.

13	Notice of Annual General Meeting 2021 and Shareholders’ Circular

To view the meeting presentation, expand the “Broadcast Panel”, located at the bottom of your device.If viewing through a browser, it will appear automatically.

This can be minimised by pressing the same button.

If you would like to ask a question, select the messaging icon. Type your message within the chat box at the bottom of the messaging screen. Click the send button to submit.

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	14

Registered office and corporate headquarters

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA

UK

Tel: +44 (0)20 3749 5000

Investor relations	Ordinary Share Registrar
UK: as above	Equiniti
Aspect House
US	Spencer Road
Tel: (toll free in the US)	Lancing
+1 (866) 381 7277	West Sussex BN99 6DA
UK
Tel: (freephone in the UK) 0800 389 1580
Tel: (outside the UK) +44 (0)121 415 7033

Swedish Central Securities Depository
Euroclear Sweden AB
PO Box 191
SE-101 23 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US Depositary
Deutsche Bank Trust Company Americas c/o American Stock Transfer
6201 15th Avenue Brooklyn
NY 11219 USA
Tel: (toll free in the US) 888 697 8018 Outside the US: +1 718 921 8137

A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006, is available online at, www.astrazeneca.com/noticeofmeeting2021.

1

Appendix 1 to the Notice of Annual General Meeting 2021 and Shareholders’ Circular (the Notice of AGM)

Resolution 14 - Amendments to the AstraZeneca Performance Share Plan 2020

The purpose of Resolution 14, which is proposed as an ordinary resolution, is to approve amendments to the AstraZeneca Performance Share Plan 2020 (“PSP”) which was approved by shareholders at the 2020 Annual General Meeting. The principal changes and those that are likely to be of most interest to shareholders are summarised below.

The purpose of the amendments is:

>	The maximum number of the Company’s shares which may be put under an Award in respect of any employee will be increased from such number as has a total market value equal to 550% of that employee’s basic salary to such number as has a total market value equal to 650% of that employee’s basic salary or, in the case of an Executive Director, such limit as is set out in the shareholder approved Remuneration Policy from time to time, as further set out in the revised Remuneration Policy on pages 156 to 167 of the Annual Report and in the notes to Items 6-7 in the Notice of AGM;

>	In respect of subsisting awards under the PSP which are subject to a two-year holding period, to permit dividend equivalent payments that accrue over the vesting period of such awards to be notionally reinvested in the Company’s shares following the end of such vesting period, with dividend equivalent payments then accruing over the holding period in respect of the number of shares originally subject to the award aggregated with such dividend equivalent shares; and

>	In respect of awards made following the date on which Resolution 14 is passed, to provide that, where a dividend is paid or payable by the Company in respect of dividend record dates between the date of grant of such awards and the date of vesting of such awards, the number of shares which are subject to such awards is notionally increased as if the dividend payable in respect of the number of shares subject to each such award were reinvested in additional shares in the Company at the time of such dividends (i.e. on a cumulative reinvestment basis). The Remuneration Committee will retain discretion to determine that dividend equivalents should be paid on a different basis.

These changes require shareholder approval. The Remuneration Committee’s rationale for increasing the maximum opportunity for a PSP award is set out in detail in the Directors’ Remuneration Report on page 133 of the Annual Report.

The AstraZeneca Performance Share Plan 2020, including the amendments proposed for approval under Resolution 14 within the Notice of AGM, may be inspected on the shareholder engagement event website on 30 April 2021 https://web.lumiagm.com, and during business hours at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate London EC2P 2SR until the conclusion of the AGM subject to health and safety requirements and any limits on gatherings, social distancing or other measures imposed or recommended by the UK Government.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 March, 2021	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary